EXHIBIT 20.1


                                                            [HANOVERDIRECT LOGO]

FOR IMMEDIATE RELEASE

CONTACT:   Hanover Direct, Inc                            The MWW Group
           Brian C. Harriss                               Jamie Schwartz
           S.V.P & Chief Financial Officer                Rich Tauberman
           Tel: (201) 272-3224                            Tel: (201) 507-9500




         HANOVER DIRECT REPORTS FISCAL 2000 NET LOSS OF $(80.8) MILLION
          EXPANDS STRATEGIC REALIGNMENT PROGRAM DURING 1ST QUARTER 2001
      RETAINS NEWMARK RETAIL FINANCIAL ADVISORS LLC TO EXPLORE ASSET SALES


WEEHAWKEN, NJ, April 3, 2001 - Hanover Direct, Inc. (AMEX: HNV) today announced results for the fiscal year ended December 30, 2000.

     Hanover Direct, Inc. reported a net loss of $80.8 million or $(.40) per common share for the fiscal year ending December 30, 2000 compared with a net loss of $16.3 million or ($.08) per common share for fiscal 1999. Compared to the comparable period in 1999, the $64.5 million increase in net loss was primarily due to: i.) higher distribution and systems development costs primarily related to the expansion of the Company's business to business (""B-to-B") e-commerce transaction services operation; ii.) the recording of special charges in the fourth quarter of 2000 in connection with the Company's strategic business realignment program announced on January 5, 2001; iii.) the impact of the write-down of inventory associated with the decision made in the fourth quarter of 2000 to discontinue three catalog brands; iv.) higher general and administrative expenses; and v.) higher interest expense.

     Net revenues increased $53.2 million or 9.7 % to $603.0 million for fiscal year 2000 from $549.9 million for fiscal year 1999. Approximately $52.5 million of this increase is attributable to revenues generated from the Company 's core brands, which amounted to $547.0 million, an increase of 10.6% over the comparable period in 1999. This increase is attributable to higher demand across most merchandise categories aided by an increase in circulation of catalogs offering these core brands which increased from 214 million catalogs in 1999 to 251 million in 2000. Net revenues from discontinued brands in fiscal year 2000 amounted to $18.4 million which represents a $15.0 million decrease from 1999 which also included two additional brands which had been discontinued or repositioned earlier in that year. This decrease in net revenues, however, was offset by an increase of approximately the same amount in net revenues generated by the Company's B-to-B e-commerce transaction services operation which increased by 101.3% to $30 million for fiscal year 2000.

     In December 2000, the Company developed a strategic realignment plan for the business. The plan directs the Company's resources primarily towards growth in Hanover Brands while at the same time reducing costs in all areas of the business and eliminating investment activities that had not generated sufficient revenue to produce profitable returns.

As a result of actions needed to execute this plan, the Company recorded a special charge of $19.1 million in fiscal year 2000 to cover costs related to severance, facility exit costs and fixed-asset write-offs.

     At December 30, 2000, the Company had $1.7 million in cash and cash equivalents compared with $2.8 million at December 25, 1999. Working capital and current ratios at December 30, 2000 were $16.8 million and 1.15 to 1 versus $18.0 million and 1.19 to 1 at December 25, 1999. Total cumulative borrowings, including financing under capital lease obligations, as of December 30, 2000, aggregated $39.0 million, $35.3 million of which is classified as long-term. Remaining availability under the Congress Revolving Credit Facility as of December 30, 2000 was $44.4 million ($46.1 million including cash on hand). Capital commitments at December 30, 2000 totaled approximately $0.6 million principally for the Lawson human resources/payroll system, fixtures and equipment for the Company's warehouse and fulfillment facility in Maumelle, Arkansas, IT hardware and software and an upgrade of the Kronos payroll reporting system. Management believes that the Company has sufficient liquidity and availability under its credit agreements to fund its planned operations through at least December 29, 2001. Achievement of the cost saving and other objectives of the Company 's strategic business realignment plan is critical to the maintenance of adequate liquidity.

     In the first quarter of 2001, the Company took further actions in support of the strategic realignment plan and: 1) retained Newmark Retail Financial Advisors LLC to seek qualified purchasers for its Gump's By Mail and Gump's San Francisco business, its Brawn of California business, including the International Male and Undergear brands, and its 277,500 square foot warehouse and fulfillment facility located in Hanover, Pennsylvania; 2) eliminated approximately 24 FTE positions principally in Hanover Brands and the Company 's IT operations; 3) planned the exit of a portion of its leased principal executive offices in Weehawken, New Jersey and a leased storage facility later in the year; 4) executed an agreement for a new discount buyers club to consumers with MemberWorks Incorporated; and 5) instituted initiatives directed at achieving costs savings in package shipping costs and telemarketing and customer service.

     As a result of these actions and the announced intention to direct resources primarily towards growth in its core brands, The Company Store, Domestications, Improvements and Silhouettes, the Company 's business to business revenues in fiscal 2001 and beyond will be materially reduced. Therefore, commencing in fiscal year 2001, pursuant to SFAS 131, the Company will report results for the consolidated operations of Hanover Direct, Inc. as one business segment.

     A conference call with the management of Hanover Direct, Inc. to review the fiscal 2000 results discussed herein will be held on Tuesday, April 3, 2001 at 11 a.m. Eastern Standard Time. If you would like to participate in the call, please call 212-896-6052 between 10:50 a.m. and 10:55 a.m. Eastern Standard Time. A re-play of the conference will be available immediately following the call until 11:59 p.m. Eastern Standard Time on April 4, 2001 and can be accessed by calling 800-633-8284 (domestic) and 858-812-6440 (International), Access#:18422750.


ABOUT HANOVER DIRECT, INC.

Hanover Direct, Inc. (AMEX: HNV) and its business units provide quality, branded merchandise through a portfolio of catalogs and e-commerce platforms to consumers, as well as a comprehensive range of Internet, e-commerce, and fulfillment services to businesses. Hanover Brands, Inc. is comprised of the Company's catalog and e-commerce web site portfolio of home fashions, apparel and gift brands, including Domestications, The Company Store, Company Kids, Encore, Improvements, Silhouettes, International Male, Undergear, Scandia Down, and Gump's By Mail. The Company owns Gump's, a retail store based in San Francisco. Each brand can be accessed on the Internet individually by name. erizon, Inc. is comprised of Keystone Internet Services, Inc. (www.keystoneinternet.com), the Company's third party fulfillment operation, and also provides the logistical, IT and fulfillment needs of the Hanover Brands, Inc. Information on Hanover Direct, including each of its subsidiaries, can be accessed on the Internet at www.hanoverdirect.com.


===============================================================================

FORWARD LOOKING STATEMENTS

     The following statement constitutes a forward looking statement within the meaning of the Private Securities Litigation Reform Act of 1995.

"Management believes that the Company has sufficient liquidity and availability under its credit agreements to fund its planned operations through at least December 29, 2001."


Cautionary Statements

         The following material identifies important factors that could cause actual results to differ materially from those expressed in the forward looking statement identified above and in any other forward looking statements contained elsewhere herein:

     The current general deterioration in economic conditions in the United States leading to reduced consumer confidence, reduced disposable income and increased competitive activity and the business failure of companies in the retail, catalog and direct marketing industries. Such economic conditions leading to a reduction in consumer spending generally and in home fashions specifically, and leading to a reduction in consumer spending specifically with reference to other types of merchandise the Company offers in its catalogs or over the Internet, or which are offered by the Company's third party fulfillment clients.

     Customer response to the Company's merchandise offerings and circulation changes; effects of shifting patterns of e-commerce versus catalog purchases; costs associated with printing and mailing catalogs and fulfilling orders; dependence on customers' seasonal buying patterns; and fluctuations in foreign currency exchange rates.

     The ability of the Company to achieve projected levels of sales and reducing costs commensurately. Increase in postage, printing and paper prices and/or the inability of the Company to reduce expenses generally as required and/or increase prices of the Company's merchandise.

     The failure of the Internet generally to achieve the projections for it with respect to growth of e-commerce or otherwise, and the failure of the Company to increase Internet sales. The imposition of regulatory, tax or other requirements with respect to Internet sales. Actual or perceived technological difficulties or security issues with respect to conducting e-commerce over the Internet generally or through the Company's websites or those of its third-party fulfillment clients specifically.

     The ability of the Company to attract and retain management and employees generally and specifically with the requisite experience in e-commerce, Internet and direct marketing businesses. The ability of employees of the Company who have been promoted as a result of the Company's recently announced restructuring plan to perform the responsibilities of their new positions.

     The current general deterioration in economic conditions in the United States leading to key vendors and suppliers reducing or withdrawing trade credit to companies in the retail and catalog and direct marketing industries. The risk that key vendors or suppliers may reduce or withdraw trade credit to the Company, convert the Company to a cash basis or otherwise change credit terms, or require the Company to provide letters of credit or cash deposits to support its purchase of inventory, increasing the Company's cost of capital and impacting the Company's ability to obtain merchandise in a timely manner. Vendors may begin to withhold shipments of merchandise to the Company. The ability of the Company to find alternative vendors and suppliers on competitive terms if existing vendors or suppliers cease doing business with the Company.

     The inability of the Company to timely obtain and distribute merchandise, leading to an increase in backorders and cancellations.

    Defaults under the Congress Credit Facility, or inadequacy of available borrowings thereunder, may reduce or impair the Company's ability to obtain letters of credit or other credit to support its purchase of inventory and support normal operations, impacting the Company's ability to obtain, market and sell merchandise in a timely manner.

     The ability of the Company to continue to make borrowings under the Congress Credit Facility is subject to the Company's continued compliance with certain financial and other covenants contained therein, including net worth, net working capital, capital expenditure and EBITDA covenants. Borrowings under the Congress Credit Facility are also subject to limitations based upon specified percentages of eligible receivables and eligible inventory, and the requirement that the Company maintain $3.0 million of excess credit availability at all times. The enforcement by Congress of such covenants and limitations.

     The Company has a history of operating losses. Continuation of the operating losses, and the incurrence of costs associated with the Company's recently announced restructuring plan, may result in the Company failing to comply with certain financial and other covenants contained in the Congress Credit Facility, including net worth, net working capital, capital expenditure and EBITDA covenants.

     The ability of the Company to complete the Company's recently announced restructuring program, within the time periods anticipated by the Company. The ability of the Company to realize the aggregate cost savings anticipated in connection with the restructuring plan, or within the time periods anticipated therefor. The aggregate costs of effecting the restructuring plan may be greater than the amounts anticipated by the Company.

     The ability of the Company to transfer third party fulfillment operations conducted at the fulfillment centers located in Maumelle, Arkansas and Kindig Lane, Hanover, Pennsylvania to other facilities in a timely manner while satisfying its contractual obligations to provide fulfillment services for third party clients and itself.

     The ability of the Company to dispose of assets related to its third party fulfillment business, to the extent not transferred to other facilities.

     The initiation by the Company of additional cost-cutting and restructuring initiatives, the costs associated therewith, and the ability of the Company to timely realize any savings anticipated in connection therewith.

     The ability of the Company to maintain insurance coverages required in order to operate its businesses and as required by the Congress Credit Facility.

     The inability of the Company to access the capital markets due to market conditions generally, including a lowering of the market valuation of companies in the direct marketing and retail businesses, and the Company's business situation specifically.

     The Company's dependence up to August 24, 2000 on Richemont and its affiliates for financial support and the fact that they are not under any obligation ever to provide any additional support in the future.

     The ability of the Company to achieve the cost saving and other objectives of its strategic business realignment plan.

     We undertake no obligation to publicly update any forward looking statement whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Forms 10-Q, 8-K, 10-K or any other reports filed with the Securities and Exchange Commission.

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
           For the Years Ended December 30, 2000 and December 25, 1999
               (In thousands of dollars, except per share amounts)

                                                                                                 2000          1999
                                                                                                 ----          ----
NET REVENUES...........................................................                        $603,014      $549,852
                                                                                               --------      --------
OPERATING COSTS AND EXPENSES:
  Cost of sales and operating expenses...................................                       404,959       350,502
  Write-down of inventory of discontinued catalogs...................                             2,048       (1,932)
  Special charges (credit)...................................................                    19,126           144
  Selling expenses..........................................................                    153,462       136,584
  General and administrative expenses...................................                         84,881        68,928
  Depreciation and amortization..........................................                         9,090         9,382
                                                                                                  -----         -----
                                                                                                673,566       563,608
                                                                                               --------      --------
(LOSS) FROM OPERATIONS                                                                         (70,552)       (8,446)
  (Gain) on sale of The Shopper's Edge).................................                             --       (4,343)
  (Gain) on sale of Austad's...............................................                          --         (967)
                                                                                                     --         -----
(LOSS) BEFORE INTEREST AND TAXES                                                               (70,552)       (8,446)
  Interest expense, net......................................................                    10,083         7,338
                                                                                                 ------         -----
  (Loss) before income taxes..............................................                     (80,635)      (15,785)
  Income tax provision.....................................................                         165           530
                                                                                                    ---           ---
NET (LOSS) AND COMPREHENSIVE (LOSS)                                                            (80,800)      (16,314)
  Preferred stock dividends................................................                       4,015           634
NET (LOSS) APPLICABLE TO COMMON SHAREHOLDERS                                                   (84,815)      (16,948)
                                                                                               ========      ========
NET (LOSS) PER COMMON SHARE:
  Net (loss) per common share (basic and diluted).....................                            (.40)         (.08)
                                                                                                  =====         =====
  Weighted average common shares outstanding - basic and diluted (thousands)                    213,252       210,719
                                                                                                =======       =======

                           CONSOLIDATED BALANCE SHEETS
                  As of December 30, 2000 and December 25, 1999
                 (In thousands of dollars, except share amounts)

CURRENT ASSETS:                                                                               2000          1999
                                                                                              ----          ----
  Cash and cash equivalents................................................                  $1,691         $2,849
  Accounts receivable, net of allowance for doubtful accounts of
     $5,668 in 2000 and $3,300 in 1999. ...................................                  27,703         29,287
  Inventories..............................................................                  69,612         54,816
  Prepaid catalog costs....................................................                  23,084         20,305
  Deferred tax asset, net..................................................                   3,300          3,300
  Other current assets.....................................................                   3,056          2,935
       Total Current Assets................................................                 128,446        113,492
                                                                                            -------        -------
PROPERTY AND EQUIPMENT, AT COST:
  Land.....................................................................                   4,724          4,634
  Buildings and building improvements......................................                  23,442         23,269
  Leasehold improvements...................................................                  12,624          94,91
  Furniture, fixtures and equipment........................................                  59,773         53,863
  Construction in progress.................................................                     647          1,990
                                                                                                ---          -----
                                                                                            101,210         93,247
  Accumulated depreciation and amortization................................                (55,570)       (46,360)
                                                                                           --------       --------
  Property and equipment, net..............................................                  45,640         46,887
                                                                                             ------         ------
  Goodwill, net............................................................                  15,816         16,336
  Deferred tax asset, net..................................................                  11,700         11,700
  Other assets.............................................................                   1,417          3,004
      Total Assets.........................................................   .             203,019        191,419
                                                                                            =======        =======
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Current portion of long-term debt and capital lease obligations..........                   3,718          3,257
  Accounts payable.........................................................                  67,858         63,549
  Accrued liabilities......................................................                  34,443         24,284
  Customer prepayment and credits..........................................                   5,592          4,412
      Total Current Liabilities............................................                 111,611         95,502
                                                                                            -------         ------
NON-CURRENT LIABILITIES:
  Long-term debt...........................................................                  35,318         39,578
  Other....................................................................                   8,914          2,474
                                                                                              -----          -----
     Total Non-current Liabilities.........................................                  44,232         42,052
                                                                                             ------         ------
     Total Liabilities.....................................................                 155,843        137,554
                                                                                            -------        -------
SERIES A CUMULATIVE PARTICIPATING PREFERRED STOCK
Mandatory redeemable at $50 per share ($70,000), 2,345,000 shares authorized,
  1,475,498 shares issued at December 30, 2000 and none at December 25, 1999                 71,628             --
SHAREHOLDER'S EQUITY (DEFICIT):
  Series B Convertible Additional Preferred Stock, $10 stated value, authorized, issued and outstanding:
none at December 30, 200 and 634,900 shares at December 25, 1999                                ---          6,318
Common Stock, $.66 2/3 par value, authorized 3000,000,000 shares in 2000 and 1999;

issued 214,425,498 shares in 2000 and 211,519,511 shares in 1999...........                 142,951        141,013
Capital in excess of par value.............................................                 307,595        301,088
Accumulated deficit........................................................               (471,651)      (390,763)
                                                                                          ---------      ---------
                                                                                           (21,105)         57,656
                                                                                          ---------      ---------
Less:
Treasury stock, at cost  (729,167 shares in 2000 and 652,552 shares in
1999).................................                                                      (2,223)        (1,829)
Notes receivable from sale of Common Stock.........................                         (1,124)        (1,962)
                                                                                            -------        -------
                                                                                           (21,105)         57,656
Less:
Treasury stock, at cost (729,167 shares in 2000 and 652,552 shares in 1999)                 (2,223)        (1,829)
Notes receivable from sale of Common Stock.........................                         (1,124)        (1,962)
                                                                                            -------        -------
   Total Shareholders' Equity (Deficit)..................................                  (24,452)         53,865
                                                                                           --------         ------
  Total Liabilities and Shareholders' Equity.............................                   203,019        191,419
                                                                                            =======        =======


                    CONSOLIDATED STATEMENTS OF CASH FLOW For
             the Years Ended December 30, 2000 and December 25, 1999
                            (In thousands of dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:                                                                       2000           1999
  Net (loss)                                                                                              $(80,800)      $(16,314)
  Adjustments to reconcile net (loss) to net cash (used) by operating activities:.........................................................
  Depreciation and amortization, including deferred fees..............                                       11,271         11,951
  Provision for doubtful accounts..........................................                                   4,947          2,817
  Special charges (credit)                                                                                   19,126            144
  Write-down of inventory of discontinued catalogs (recovery)......                                           2,048        (19,32)
  Gain on the sale of Austad's                                                                                   --          (967)
  Compensation expense related to stock options......................                                         5,175          2,890
Changes in assets and liabilities...........................................                                (3,363)        (8,639)
  Accounts receivables....................................................                                 (16,844)           8853
  Inventories..................................................................                             (2,779)        (4,288)
  Prepaid catalog costs......................................................                                 4,309         (1045)
  Accounts payable..........................................................                                   2119            710
  Accrued liabilities.........................................................                                1,180          (279)
  Customer prepayments and credits......................................                                      1,803          (572)
                                                                                                              -----          -----
  Other, net...................................................................                            (51,808)        (6,671)
                                                                                                           --------        -------
CASH FLOWS FROM INVESTING ACITVITIES:
  Acquisitions of property and equipment...............................                                    (14,581)         (4830)
  Proceeds from term loan facility........................................                                       --           1568
  Proceeds from investment...............................................                                       988             --
Net cash (used) by investing activities..................................                                  (13,593)        (3,262)
                                                                                                           --------        -------
CASH FLOWS FROM FIANNCING ACTIVITIES:
  Net borrowings under revolving credit facility.......................                                      12,810          5,202
  Borrowings from term loan facility....................................                                      9,820             --
  Payments of long-term debt and capital lease obligations..........                                       (24,130)        (2,745)
  Net proceeds from issuance of preferred stock.......................                                       67,700             --
  Payment of debt issuance costs........................................                                    (2,770)        (2,701)
                                                                                                            -------        -------
  Payment of Series B Convertible Additional Preferred Stock
dividends..............................                                                                       (920)             --
                                                                                                              -----             --
  Proceeds from issuance of stock options..............................                                         847            936
  Proceeds from exercise of stock warrants..............................                                         --             --
  Other, net...................................................................                               (886)          (117)
                                                                                                              -----          -----
Net cash provided by financing activities................................                                    64,243            575
                                                                                                             ------            ---
Net (decrease) in cash and cash equivalents............................                                     (1,158)        (9,358)
Cash and cash equivalents at the beginning of the year...............                                         2,849         12,207
                                                                                                              -----         ------
Cash and cash equivalents at the end of the year.......................                                       1,691          2,849
                                                                                                              =====          =====

       Reportable segment data were as follows (in thousands of dollars):

              Years Ended December 30, 2000, and December 25, 1999

                                                            Direct           B-to-B             Elimination/       Consolidated
                                                            Commerce         Services           Other
Results for the fiscal year ended December 30, 2000:
Revenue from external customers                              $572,995           $30,008                   $11          $603,014
Inter-segment revenues.................                            --           103,282             (103,282)                --
Income/(loss) before interest &
taxes.....................................                      8,103          (57,908)              (20,747)          (70,552)
Interest income/(expense)............                         (4,744)           (4,524)                 (815)          (10,083)
                                                              -------           -------                 -----          --------
Income/(loss) before income taxes..                             3,359          (62,432)              (21,562)          (80,635)
                                                                =====          ========              ========          ========
Results for the fiscal year ended December
25, 1999:
Revenue from external customers...                           $534,978           $14,874                   $--          $549,852
Inter-segment revenues...............                              --           102,923             (102,923)                --
Income/(loss) before interest &
taxes.....................................                     10,445          (18,881)                  (10)           (8,446)
Interest income/(expense)............                         (1,971)           (5,313)                  (54)           (7,338)
                                                              -------           -------                  ----           -------
Income/(loss) before income taxes..                             8,474          (24,194)                  (64)          (15,784)
                                                                =====          ========                  ====          ========